UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Pluralsight, Inc.

(Name of Subject Company (Issuer))

Lake Merger Sub I, Inc.

(Name of Filing Person—Offeror)

Lake Holdings, LP

(Name of Filing Person—Offeror)

VEPF Lake, LP

Lake Guarantor, LLC

Lake Merger Sub II, Inc.

Vista Equity Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

(Names of Filing Persons—Other)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Class C Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number of Class of Securities)

Maneet S. Saroya

Lake Holdings, LP

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, California 94111

(415) 765 6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446 4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,625,989,175	$395,595.42

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was determined based upon the sum of: (A) 123,463,799 shares of Class A common stock multiplied by $22.50 per share; (B) 11,837,392 shares of Class B common stock multiplied by $0.0001 per share; (C) 13,243,834 shares of Class C common stock multiplied by $0.0001 per share; (D) options to purchase 3,400,649 shares of Class A common stock multiplied by $7.69 per option (the difference between $22.50 and the weighted average exercise price of $14.81 per share); (E) 10,608,337 shares of Class A common stock underlying restricted stock units multiplied by $22.50 per share; (F) 169,940 shares of Class A common stock underlying performance restricted stock units multiplied by $22.50 per share; (G) 25,081,226 Holdings units multiplied by $22.50 per share; (H) 375,000 Holdings units underlying restricted stock units of Pluralsight Holdings, LLC multiplied by $22.50 per share; (I) 294,001 unvested incentive Holdings units multiplied by $22.50 per share; (J) 75,627 shares of Class B common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share; and (K) 218,384 shares of Class C common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $395,595.42	Filing Party: Lake Merger Sub I, Inc. and Lake Holdings, LP
Form of Registration No.: Schedule TO	Date Filed: March 9, 2021

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), initially filed with the Securities and Exchange Commission on March 9, 2021 by Lake Merger Sub I, Inc., a Delaware corporation (“Purchaser”) and a subsidiary of Lake Holdings, LP, a Delaware limited partnership (“Parent I”), to purchase all of the outstanding shares of Class A common stock, par value $0.0001 per share (“Company Common Stock”), Class B common stock, par value $0.0001 per share (“Company Class B Stock”), and Class C common stock, par value $0.0001 per share (“Company Class C Stock,” and, together with the Company Common Stock and the Company Class B Stock, the “Shares”) of Pluralsight, Inc., a Delaware corporation (“Pluralsight” or the “Company”), at a price of $22.50 per share of Company Common Stock, $0.0001 per share of Company Class B Stock, and $0.0001 per share of Company Class C Stock, in each case, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated March 9, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment relates to the expiration of the Offer as scheduled one minute after 11:59 p.m., Eastern time, on April 5, 2021. All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer expired as scheduled at one minute after 11:59 p.m., Eastern time, on April 5, 2021. The Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 112,888,150 shares of Company Common Stock (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including Company Common Stock issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Merger Agreement) have been validly tendered and not validly withdrawn pursuant to the Offer. No shares of Company Class B Stock were tendered into the Offer and as of the Expiration Time, all outstanding shares of Company Class C Stock were cancelled in connection with Pubco Offer Redemptions.

The tendered Shares represent approximately (i) 75.2% of the aggregate voting power of all issued and outstanding Shares as of the Expiration Time and (ii) 71.2% of all issued and outstanding Class A Shares and Class B Shares as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any Class A Shares and Class B Shares known by Pluralsight’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be held by a Company Excluded Party as of such time.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition and the Special Majority Condition. All other conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered in the Offer and not validly withdrawn.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Company Merger without a vote of the stockholders of Pluralsight in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”). Accordingly, on April 6, 2021, Parent I and Purchaser completed the Company Merger in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Company Merger Effective Time, each issued and outstanding Share (other than (i) Shares with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such Shares in accordance with Section 262 of the DGCL, (ii) Shares that are owned by Pluralsight as treasury stock, Holdings, or any subsidiary of the Company Parties and (iii) Shares held by Parent I or Purchaser) were converted into the right to receive consideration equal to the respective Class A Offer Price, Class B Offer Price or Class C Offer Price, in each case, net to the seller in cash, without interest and less any required withholding taxes (which is the same amount per Share paid in the Offer). Following the Company Merger, all shares of Company Common Stock will be delisted from NASDAQ. In addition, Parent I intends to terminate the registration of the Company Common Stock under the Exchange Act after consummation of the Company Merger as soon as the requirements for termination of registration are met.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2021

LAKE MERGER SUB I, INC.

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

LAKE HOLDINGS, LP

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

Vista Equity Partners Fund VII, L.P.

By:	Vista Equity Partners Fund VII, GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 9, 2021*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on March 9, 2021 in the Wall Street Journal*

(a)(1)(G)	Press Release issued by Pluralsight, Inc. on March 8, 2021 (incorporated by reference to Exhibit 99.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(b)(1)	Commitment Letter, dated December 11, 2020, by Owl Rock Capital Corporation Owl Rock Capital Advisors LLC, Ares Capital Management LLC, Canyon Capital Advisors LLC, Golub Capital LLC, The Private Credit Group of Goldman Sachs Asset Management, L.P., Oaktree Capital Management, L.P. Oaktree Fund Advisors, LLC, Benefit Street Partners L.L.C., Guggenheim Credit Services, LLC, Blackrock Capital Investment Corp, and Vista Credit Partners, L.P. in favor of Lake Merger Sub I, Inc. and Lake Merger Sub II, LLC. *

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021 by and among Pluralsight, Inc., Lake Holdings, LP, Lake Guarantor, LLC, Lake Merger Sub I, Inc., Lake Merger Sub II, LLC., and Pluralsight Holdings, LLC (incorporated by reference to Exhibit 2.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 9, 2021)

(d)(2)	Confidentiality Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated October 6, 2020. *

(d)(3)	Exclusivity Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated November 19, 2020. *

(d)(4)	Amended and Restated Equity Commitment Letter, dated March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Lake Holdings, LP, and Lake Guarantor, LLC. *

(d)(5)	Amended and Restated Limited Guaranty, dated as of March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Pluralsight, Inc. and Pluralsight Holdings, LLC. *

(d)(6)	Form of Tender and Support Agreement, dated as of March 7, 2021 by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021). *

(d)(7)	Form of Tender and Support Agreement, dated as of March 7, 2021 by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021). *

(g)	Not applicable

(h)	Not applicable

*Previously filed